Bradley A. Bugdanowitz	Goodwin Procter LLP
415.733.6099	Counsellors at Law
bbugdanowitz	Three Embarcadero Center
@goodwinprocter.com	24th Floor
San Francisco, CA 94111
T: 415.733.6000
F: 415.677.9041
VIA EDGAR AND OVERNIGHT COURIER
February 3, 2010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-4720
Attention: Jeffrey Riedler

Re:	Anthera Pharmaceuticals, Inc. Form S-1 Registration Statement File No. 333-161930
Ladies and Gentlemen:
          This letter is being furnished on behalf of Anthera Pharmaceuticals, Inc. (the “Company”) in response to oral comments previously received telephonically from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to attorneys at Goodwin Procter LLP, on behalf of the Company, with respect to Amendments No. 2 and 3 to the Company’s Registration Statement No. 333-161930 on Form S-1 (the “Registration Statement”) that were filed with the Commission on November 16, 2009 and January 28, 2010, respectively. Amendment No. 4 to the Registration Statement (“Amendment No. 4”), including the prospectus contained therein, is being filed on behalf of the Company with the Commission on February 3, 2010. The information in Amendment No. 4 assumes a 1-for-1.712 reverse split of the Company’s common stock to be effected immediately prior to the closing of the offering.
          Set forth in italicized print below are the Staff’s oral comments followed by the Company’s responses. Additional copies of this letter and Amendment No. 4 (clean and marked to show changes from Amendment No. 3) are also enclosed for Scot Foley, Frank Wyman, Lisa Vanjoske and Suzanne Hayes of the Commission.

United States Securities and Exchange Commission
Division of Corporate Finance
February 3, 2010

1.	Please provide disclosure under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation” relating to how the initial public offering price range was determined as compared to the fair value of the common stock at October 2009.

In response to the Staff’s comment, the Company has included responsive disclosure to the above comment as well as disclosure regarding the intrinsic value on all outstanding vested and non-vested stock-based compensation arrangements in Amendment No. 4.

2.	Please provide the information under “Capitalization” and “Dilution” for our review once an estimated offering price is specified.
In response to the Staff’s comment, the Company has included responsive disclosure in Amendment No. 4.
If you have any questions, further comments or require additional information relating to the foregoing, please telephone either the undersigned at (415) 733-6099 or Mitzi Chang at (415) 733-6017.

Sincerely,
/s/ Bradley A. Bugdanowitz, Esq.

Bradley A. Bugdanowitz, Esq. of GOODWIN PROCTER LLP

Enclosures

cc:	Paul Truex (Anthera Pharmaceuticals, Inc.) Christopher Lowe (Anthera Pharmaceuticals, Inc.) Andrew S. Williamson, Esq. (Latham & Watkins LLP)